UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 333-159793-01

TELESAT CANADA

(Name of Registrant)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

On December 6, 2019, Telesat Canada (“Telesat”) issued a news release, attached hereto as Exhibit 99.1, announcing the completion of its offering of senior secured notes due 2027 and the refinancing of its existing senior secured credit facilities, each as outlined below.

Indenture and 4.875% Senior Secured Notes due 2027

On December 6, 2019 (the “Closing Date”), Telesat, as issuer, and Telesat LLC, as co-issuer (“Telesat LLC” and, together with Telesat, the “Co-Issuers”), issued $400 million in aggregate principal amount of 4.875% Senior Secured Notes due 2027 (the “Senior Secured Notes”) pursuant to an indenture dated December 6, 2019 (the “Senior Secured Notes Indenture”), by and among the Co-Issuers, certain subsidiaries of Telesat, as guarantors, The Bank of New York Mellon, as trustee and as a notes collateral agent and the other notes collateral agents party thereto (collectively, the “Notes Offering”).

The Senior Secured Notes are senior secured obligations of the Co-Issuers and will mature on June 1, 2027. The Senior Secured Notes bear interest at 4.875% per annum from the issue date, payable on June 1 and December 1 of each year, commencing on June 1, 2020, to holders of record on the immediately preceding May 15 or November 15, as the case may be.

On and after December 1, 2022 the Co-Issuers may redeem the Senior Secured Notes, in whole or in part, upon not less than 15 nor more than 60 days’ prior notice at the following redemption prices (expressed as percentages of principal amount of the 2027 Secured Notes to be redeemed), plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date), if redeemed during the twelve-month period beginning on December 1 of each of the years set forth below:

Year	Percentage
2022	102.438%
2023	101.219%
2024 and thereafter	100.000%

In addition, prior to December 1, 2022, the Co-Issuers may redeem up to 40% of the aggregate principal amount of Senior Secured Notes (including any additional Senior Secured Notes issued after the closing date of this offering) issued under the Senior Secured Notes Indenture at a redemption price equal to 104.875% of the aggregate principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date), with the net cash proceeds of one or more equity offerings of Telesat or any direct or indirect parent of Telesat to the extent such net cash proceeds are contributed to Telesat; provided that at least 50% of the aggregate principal amount of the Senior Secured Notes originally issued under the Senior Secured Notes Indenture remains outstanding immediately after the occurrence of each such redemption; provided, further, that such redemption occurs within 180 days after the date of the closing of such equity offering.

At any time prior to December 1, 2022, the Co-Issuers may redeem the Senior Secured Notes, in whole or in part, upon not less than 15 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of the Senior Secured Notes redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date and a make-whole premium (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date).

All obligations under the Senior Secured Notes are guaranteed by certain of Telesat’s subsidiaries (the “Guarantors”). On the Closing Date, each of the Guarantors guaranteed the Credit Agreement, the Existing Notes (each as defined below) and the Senior Secured Notes on an equal and ratable basis.

The Senior Secured Notes are the Co-Issuers’ senior secured obligations, secured (subject to certain agreed security principles, permitted liens and certain other exceptions) by a first-priority lien on the collateral that secures the Co-Issuers’ obligations under the New Senior Credit Facilities (as defined below) (the “Collateral”) pursuant to certain security documentation entered into by the Co-Issuers, the other Guarantors and the collateral agents, as applicable, on the Closing Date (or, in certain cases, to be entered into after the Closing Date).

The Senior Secured Notes rank equally in right of payment with all of the Co-Issuers’ existing and future unsubordinated indebtedness and will rank senior in right of payment to the Co-Issuers’ future debt that by its terms is subordinated to the Senior Secured Notes. The Senior Secured Notes are effectively equal in priority with the Co-Issuers’ existing and future indebtedness secured by a first priority lien on the Collateral, including the New Senior Credit Facilities, and effectively senior to the Co-Issuers’ existing and future indebtedness that is unsecured, including the 6.5% Senior Notes issued October 11, 2019 (the “Existing Notes”), or that is secured by a junior lien, in each case to the extent of the value of the Collateral. The Senior Secured Notes are fully and unconditionally guaranteed on a secured basis by each existing and future restricted subsidiary of Telesat (other than Telesat LLC) that guarantees the obligations or is a borrower or co-borrower under the New Senior Credit Facilities or under certain publicly or privately issued debt securities issued by Telesat or any restricted subsidiary. The guarantees will rank equally in right of payment with all of the guarantors’ existing and future unsubordinated indebtedness, will rank senior in right of payment to the guarantors’ future debt that is by its terms subordinated to these guarantees. The guarantees are effectively equal in priority with the guarantors’ existing and future indebtedness secured by a first priority lien on the Collateral and effectively senior to their existing and future indebtedness that is unsecured, including the Existing Notes, or that is secured by a junior lien, in each case to the extent of the value of the Collateral. To the extent any guarantor is released from its obligations under the New Senior Credit Facilities and certain other publicly or privately issued debt securities, such guarantor will also be released from its obligations under the Senior Secured Notes. The Senior Secured Notes and related guarantees are structurally subordinated to all liabilities of any existing and future subsidiaries of Telesat that do not guarantee the Senior Secured Notes. The Senior Secured Notes and related guarantees are effectively subordinated to all indebtedness of the Co-Issuers and the guarantors, respectively, that is secured by liens on assets that do not constitute part of the Collateral to the extent of the value of such asset securing such indebtedness.

If certain change of control events occur and, as a result, Telesat’s total net leverage ratio exceeds 4.50 to 1.00, the Co-Issuers will be required to make an offer to repurchase all of the Senior Secured Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of repurchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the date of repurchase.

The Senior Secured Notes Indenture contains a number of restrictive covenants, including those relating to the following:

(1)	Limitations on Incurrence of Indebtedness;

(2)	Limitations on Restricted Payments;

(3)	Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;

(4)	Asset Sales;

(5)	Limitations on Transactions with Affiliates;

(6)	Limitations on Liens;

(7)	Reports and Other Information;

(8)	Maintenance of Insurance;

(9)	Limitation on Activities of the Co-Issuer; and

(10)	Mergers, Consolidations, Amalgamations and Transfers of All or Substantially All Assets.

Upon the occurrence of certain events of default specified in the Senior Secured Notes Indenture, the principal of, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Secured Notes may become due and payable.

The foregoing description of the Senior Secured Notes Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Senior Secured Notes Indenture, attached hereto as Exhibit 4.1 and incorporated herein by reference.

Credit Agreement and Senior Credit Facilities

Substantially concurrently with the closing of the Notes Offering on the Closing Date, Telesat and Telesat LLC entered into an amendment and restatement of Telesat’s existing credit agreement (such amendment, the “Amendment”; the existing credit agreement as amended by the Amendment, the “Credit Agreement”) among Telesat and Telesat LLC, as borrowers, JP Morgan Chase Bank, N.A. (“JPMorgan”), as administrative agent and collateral agent, Goldman Sachs & Co LLC (“Goldman Sachs”) as revolving facility joint lead arrangers and bookrunners, JPMorgan and Goldman Sachs as term loan facility joint lead arrangers and bookrunners, JPMorgan and Goldman Sachs as revolving facility documentation agents, and JPMorgan and Goldman Sachs as term loan facility documentation agents.

The Amendment provides for the extension of credit in the principal amount of up to US$2,108 million, among the following facilities (together, the “New Senior Credit Facilities”):

●	a revolving credit facility in the amount of up to US$200 million, available in either U.S. dollars or Canadian dollar equivalent, maturing on December 6, 2024; and
●	a term loan facility denominated in U.S. dollars, in the amount of approximately US$1,908 million, maturing on December 6, 2026 (the “Term Loan”).

In addition, the Amendment provides for certain changes in the affirmative and negative covenants in order to align such covenants with the indentures governing the Existing Notes and the Senior Secured Notes.

Borrowings in U.S. dollars under the New Senior Credit Facilities (other than in respect of swingline loans) will bear interest at a rate per annum equal to the “Applicable Margin” (as defined below) plus, at Telesat’s option, either (1) an adjusted base rate calculated in a customary manner (the “Base Rate”) or (2) an adjusted eurodollar rate calculated in a customary manner. Swingline loans will bear interest at the Base Rate plus the “Applicable Margin” (as defined below) for base rate loans under the revolving credit facility. Borrowings in Canadian dollars under the New Senior Credit Facilities will bear interest at a rate per annum equal to the “Applicable Margin” (as defined below) plus, at Telesat’s option, either (1) a Canadian prime rate calculated in a customary manner or (2) a BA discount rate calculated in a customary manner. The Applicable Margin is a percentage ranging from 0.75% to 2.75% depending on the currency in which the loan is denominated, the type of the loan and Telesat’s leverage ratio. In addition to paying interest on outstanding principal under the Credit Agreement, Telesat will pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate ranging from 0.250% to 0.375% depending on Telesat’s leverage ratio. Telesat must also pay customary acceptance fees, agent fees and letter of credit fees.

On the Closing Date, Telesat borrowed the full amount of the Term Loan under the Credit Agreement. Telesat may voluntarily prepay the New Senior Credit Facilities without premium or penalty, subject to (1) customary “breakage” fees and reemployment costs in the case of eurodollar borrowings or BA rate borrowings and (2) in the case of prepayments of the Term Loan prior to the six-month anniversary of the Closing Date, a 1% prepayment premium with respect to certain repricing transactions.

Telesat is required to make quarterly amortization payments on the Term Loan beginning on March 31, 2020 in an amount equal to 0.25% of the original principal amount of the Term Loan.

All obligations under the Credit Agreement continue to be guaranteed by the Guarantors. On the Closing Date, each of the Guarantors guaranteed the Credit Agreement, the Existing Notes and the Senior Secured Notes on an equal and ratable basis. The obligations under the Credit Agreement and guarantees of those obligations continue to be secured, subject to certain exceptions, by first priority liens on the Collateral.

The Credit Agreement contains covenants that restrict the ability of Telesat Holdings and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, modifying or cancelling satellite insurance and repaying subordinated debt. The Credit Agreement requires Telesat Holdings to comply with a first lien net leverage ratio of 5.75 to 1.00, tested quarterly, when any borrowings are outstanding. The Credit Agreement also contains customary affirmative covenants and events of default.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, attached hereto as Exhibit 4.2 and incorporated herein by reference.

Use of Proceeds

Telesat used the net proceeds from the Notes Offering and the New Senior Credit Facilities, together with cash on hand, to repay the Co-Issuer’s borrowings outstanding under the Co-Issuer’s existing senior credit facilities and pay related fees and expenses.

Exhibit Index

The following information is furnished to the U.S. Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
4.1	Indenture, dated December 6, 2019, with respect to Telesat Canada’s 4.875% Senior Secured Notes due 2027, among Telesat Canada and Telesat LLC, as co-issuers, the guarantors party thereto and The Bank of New York Mellon, as Trustee and as a Notes Collateral Agent and the other Notes Collateral Agents party thereto

4.2	Amendment No. 6, dated December 6, 2019, to the Credit Agreement, dated March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, as further amended by Amendment No. 4 on February 1, 2017 and as further amended by Amendment No. 5 on April 26, 2018, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer and the other financial institutions and other parties party thereto

99.1	News release dated December 11, 2019 “Telesat Canada Announces Closing of Its Secured Notes Offering and Credit Facility Refinancing Transaction”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2019	TELESAT CANADA

	By:	/s/ Christopher S. DiFrancesco
Name: Christopher S. DiFrancesco
Title: Vice President, General Counsel and Secretary